Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

*** *** ***

The following e-mail was sent to all employees of Adobe Systems Incorporated on June 16, 2005:

To: All Adobe Employees
From: Bruce Chizen, CEO, and Shantanu Narayen, president and COO
Re: Q2 FY2005 Results

Today we announced our Q2 financial results, and we are pleased to report another quarter of record revenue. Revenue for the quarter reached $496 million, representing a 21 percent increase year-over-year, and our GAAP diluted earnings per share (EPS) were $0.29. This was our eighth consecutive quarter of double-digit revenue growth, and both Q2 revenue and EPS exceeded the high-end of our target ranges.

This strong performance reflects solid execution against our strategy and the alignment of our business with major market trends. These trends include the accelerating growth of digital content and the increasing migration to on-line business processes.

Q2 was significant for several reasons. In addition to achieving record revenue, we began the quarter with one of our largest product launches ever—Creative Suite 2, and followed that by announcing our intent to acquire Macromedia. On behalf of the ETeam, congratulations on your terrific performance.

CREATIVE SUITE DELIVERS RECORD REVENUE
Our Creative Professional business led this quarter's performance, delivering a record $184.4 million. Fueling this growth was Creative Suite 2, which we launched at the Adobe Ideas Conference in New York City. Strong demand for the Premium version of Creative Suite 2, which on a revenue basis is outselling the Standard version by a 3-to-1 ratio, continues to demonstrate customers' growing preference to own a complete integrated solution.

The other major revenue driver was Acrobat, which generated $149.8 million, an increase of 33 percent year-over-year. Acrobat 7 adoption continues to be strong, particularly with our large accounts and in newly targeted verticals such as manufacturing and AEC (Architecture, Engineering and Construction). Additionally in our Intelligent Documents segment, LiveCycle server business continues to show momentum as the number of transactions over $50,000 grew to 60, up from 39 last quarter.

Revenue in our Digital Imaging and Video segment was $115.9 million—an increase of 16 percent year-over-year, primarily driven by the launch of Photoshop CS2. In addition, we saw strong demand in the hobbyist market, with Photoshop Elements 3.0 continuing to perform well. Our digital video solutions continue to be an important area of growth for the company. This quarter we announced a number of relationships with other industry leading technology companies to collaborate and deliver a complete line of desktop high-definition solutions optimized to meet the needs of video, film and broadcast professionals.

OUTSTANDING PERFORMANCE EARNS FULL PROFIT-SHARING
We are proud of this quarter's record results, and believe employees should share in the success we all helped make possible. Therefore, we are pleased to announce a Q2 profit-sharing payout of 10 percent. Profit-sharing will be paid on July 15 in the U.S., and in accordance with July payroll schedules elsewhere. You are eligible for profit-sharing if you were employed for the entire period of March 7, 2005 through May 31, 2005.

ADOBE'S OPPORTUNITIES CONTINUE TO GROW
This is an exciting time at Adobe. Our business is stronger than ever, and our planned acquisition of

Macromedia only reinforces our prospects for continued growth and profitability. Integrating the talent, innovation and culture of excellence that inspires both companies—along with our complementary products and technologies—will enable us to offer a wider range of solutions to customers and industries around the world.

To ensure this success, however, we must continue to focus on executing with precision, even amid potential distractions from the pending acquisition and integration planning. Let's stay focused on meeting our FY05 business objectives, and continue working toward making this year another record-breaker for Adobe.

Thanks again for all of your excellent work, and let's make the most of our new opportunities in the weeks and months ahead.

—Bruce & Shantanu

MORE INFORMATION
For more information on our Q2 results, please see the press release in the Press Room (http://www.adobe.com/aboutadobe/pressroom/pressreleases/main.html) on Adobe.com. Additionally, you can listen to a playback of this afternoon's analyst conference call via Adobe's Investor Relations website (http://www.adobe.com/aboutadobe/invrelations/main.html) on Adobe.com beginning later today. Or, you can listen to a phone replay by calling 1-800-642-1687; use conference ID number 6636888. International callers should dial 1-706-645-9291 and use the same conference ID number. The phone playback service will be available beginning at 4:00 p.m. PT today and ending at 4:00 p.m. PT on Monday, June 20, 2005.

Mark your calendar—more information on our Q2 results will be shared at the Employee Meeting on Thursday, June 30, 2005 at 10:00 a.m. PT. The meeting will be hosted from San Jose, with live broadcasts to offices in North America and Europe. A webcast of the meeting will be available on Inside Adobe Friday, July 1.

Additionally, business unit updates and a Q&A session with each of the BU heads will be the agenda for the Friday, June 24, 2005 Knowing the Business session. KTB sessions are held Fridays from 9 a.m. to 11 a.m. and broadcast via tele- and video-conferencing from San Jose. For more information, please see the Knowing the Business page (http://icomm.corp.adobe.com/int_comm/friday.html) on Inside Adobe.

For more information on our progress against the company's strategic imperatives, please see the Rise to the Challenge site (http://icomm.corp.adobe.com/int_comm/race/index.html) on Inside Adobe.

FORWARD LOOKING STATEMENTS
This email includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this email include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov) and from Investor Relations at Adobe and Macromedia as described above.